SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            The Neptune Society, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.008 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   640776 20 9
                                 --------------
                                 (CUSIP Number)

                               David C. Roos, Esq.
                                 Moye Giles LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 4, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.:  640776 20 9               13D                      Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   CapEx, L.P.
   I.R.S. Identification Number: 84-1450746
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [   ]
   (b) [   ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   WC
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)  [    ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------

                  7    SOLE VOTING POWER:         1,683,910 (1)
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8    SHARED VOTING POWER:       -0-
   OWNED BY       --------------------------------------------------------------
     EACH
   REPORTING      9    SOLE DISPOSITIVE POWER:    1,683,910 (1)
    PERSON        --------------------------------------------------------------
     WITH
                  10   SHARED DISPOSITIVE POWER:  -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,683,910 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)      [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    25%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------



(1) Includes (i) 603,797 shares of common stock owned directly by the Reporting Person and (ii) 1,080,113 shares which may currently be acquired upon the exercise of warrants or the conversion of debt.

CUSIP NO.:  640776 20 9                 13D                    Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.008 par value per share (the "Common Stock"), of the Neptune Society, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3500 West Olive, Suite 1430, Burbank, California.

ITEM 2.  IDENTITY AND BACKGROUND

The person filing this statement is: CapEx, L.P., a limited partnership, whose principal executive offices are located at 518 17th Street, #1700, Denver, Colorado 80202.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which such reporting person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired beneficial ownership of the shares of Common Stock covered by this report using its own working capital.

The Reporting Person did not acquire the Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes. The Reporting Person may make purchases or sales of the shares of the Issuer's Common Stock at any time. The Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns 1,683,910 shares of Common Stock, consisting of 603,797 shares of Common Stock owned by the Reporting Person and an additional 1,080,113 shares of Common Stock that may be acquired upon the exercise of warrants and the conversion of debt. Assuming exercise of the warrants and conversion of the debt, the shares of Common Stock beneficially owned by the Reporting Person would represent approximately 25% of the Issuer's outstanding shares of Common Stock.

Effective August 4, 2003, the Reporting Person and the Issuer agreed to restructure the debentures and warrants described in ITEM 6 below. The restructuring involved, in part, an extension of the debentures' maturity date; a waiver by the Reporting Person of any existing defaults under the debentures; the elimination of conversion rights in the debentures; an advance of

CUSIP NO.:  640776 20 9                  13D                   Page 4 of 5 Pages


additional funds by the Reporting Person to the Issuer on the terms and conditions contained in the amended debentures; the issuance of warrants to purchase 1,000,000 shares of Common Stock at a price of $3.00 per share; and the issuance of 400,000 shares of Common Stock. The Reporting Person has not effected any other transactions in the Issuer's securities during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person acquired a convertible debenture and certain of the warrants described above pursuant to a Debenture and Warrant Purchase Agreement dated as of November 24, 1999 (the "Purchase Agreement") entered into by the Reporting Person and the Issuer. D.H. Blair Investment Banking Corp., a New York corporation not affiliated with the Reporting Person ("DHB"), also purchased warrants and debentures from the Issuer as a party to the Purchase Agreement. A copy of the Purchase Agreement was included as an exhibit to the Issuer's Form 10 registration statement, as filed with the Securities and Exchange Commission on or about October 4, 2000. Effective on December 31, 2001 and again on August 4, 2003, DHB and the Reporting Person entered into certain agreements with the Issuer pursuant to which the debentures and warrants were restructured. See ITEM 5 above.

The exercise of certain rights relating to the debentures and warrants held by DHB and the Reporting Person are governed in certain respects by the Purchase Agreement. In addition, DHB and the Reporting Person have granted to each other a right of first refusal and certain co-sale rights relating to certain securities of the Issuer. However, the Reporting Person believes that it and DHB are not acting as a group and should not be treated as a single person pursuant to Section 13(d)(3) of the Act.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO.:  049371-10-7                13D                     Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2003                      CAPEX, L.P.
                                            By its General Partner, RPB, LLC


                                            By: /s/ Jackie M. Hawkey
                                               ---------------------------------
                                               Jackie M. Hawkey, Principal